INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

VIA EDGAR

July 5, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Institutional Financial Markets, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 4, 2013

File No. 001-32026

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 26, 2013 regarding the above-referenced Preliminary Proxy Statement, which was filed by the Company with the Commission on June 4, 2013. To assist your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses. Concurrent with the filing of this letter, the Company is filing a revised preliminary proxy statement via EDGAR. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the revised preliminary proxy statement.

General

1.	Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

Company Response:

The Company has revised the preliminary proxy statement to indicate that it is a “preliminary” copy.

July 5, 2013

2.	Please include pro forma financial information that shows the effects of the transactions or tell us why you believe such information is not required.

Company Response:

The Company does not believe that pro forma financial information is required to be included in its preliminary proxy statement because it believes that part (1) of Item 13(a) is applicable only in connection with the acquisition of business and is therefore inapplicable to the Company (as it is not engaging in any such transaction).

Part (1) of Item 13(a), in relevant part, reads:

“[The Company must furnish financial] statements meeting the requirements of Regulation S-X, including financial information required by Rule 3-05 and Article 11 of Regulation S-X with respect to transactions other than pursuant to which action is to be taken as described in this proxy statement (A smaller reporting company may provide the information in Rules 8-04 and 8-05 of Regulation S-X (§§ 210.8-04 and 210.8-05 of this chapter) in lieu of the financial information required by Rule 3-05 and Article 11 of Regulation S-X).”

Because the Company is a smaller reporting company, the Company may, as set forth above, provide information in Rules 8-04 and 8-05 of Regulation S-X in lieu of providing the financial information required by Rule 3-05 and Article 11 of Regulation S-X.

Rule 8-05 of Regulation S-X requires the furnishing of pro forma information if financial statements of a business acquired or to be acquired are presented. The MP Buyer and the Cohen Buyer are seeking to make a cash investment in the Company for securities of the Company. No business is being acquired in connection with the transaction set forth in the proxy statement. Accordingly, the Company is not required to provide pro forma information in the proxy statement.

We note that Article 11 of Regulation S-X is significantly broader than Rule 8-05 and requires that a company provide pro forma information in various situations that are in addition to those where a business is being acquired. The Company therefore believes that the Commission deliberately determined that, in the context of transactions other than acquisitions of businesses, the production of pro forma financial information is not required of smaller reporting companies under Rule 8-05.

Lastly, the Company believes that, because the economic terms regarding the transaction are clearly disclosed in the preliminary proxy statement and we include our financial statements in the preliminary proxy statement, the utility of providing pro forma financial information would be immaterial to stockholders in their evaluation of the proposals set forth in the preliminary proxy statement.

July 5, 2013

Other Information to Review Before Voting, page 3

3.	Since information contained in your Form 10-K is incorporated by reference, delete the statements here and on page 69 that the 10-K does not constitute part of the proxy statement.

Company Response:

The Company has revised the preliminary proxy statement to remove the statements that the Form 10-K does not constitute part of the proxy statement.

Proposal Two- Approval of the Issuance of Shares of Common Stock in Connection with the Securities Purchase Agreements, page 9

4.	Please provide us with your analysis regarding whether the issuances of common stock in connection with the Securities Purchase Agreements constitute separate matters under Rule 14a-4(a)(3). Your response should address the fact that Cohen Bros. Financial, LLC is a related person.

Company Response:

The Company has considered Rule 14a-4(a)(3) under the Securities Exchange Act of 1934, as amended, and guidance issued by the Staff with respect thereto and respectfully submits that Proposal Two does not contain “separate matters” required to be presented in separate proposals.

Rule 14a-4(a)(3) requires that the form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders.” The purpose of Rule 14a-4(a)(3), as expressed in Exchange Act Release No. 31326 (October 16, 1992), is to permit stockholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently.

The Company believes that the unbundling requirements of Rule 14a-4(a)(3) are inapplicable to the Company because the elements of the Issuance are inextricably linked components of one unitary matter: the raising of additional capital pursuant to a single financing transaction.

In addition, as we disclosed in the “Background of the Transaction” section of Proposal Two of the preliminary proxy statement, the NYSE MKT views the transaction contemplated by the Securities Purchase Agreements as representing a single financing transaction for purposes of the NYSE MKT rules. This fact was confirmed by the NYSE MKT’s staff via email on April 26, 2013.

Section 713(a) of the NYSE MKT Company Guide requires stockholder approval to list additional shares that are issued in connection with a transaction involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into common stock) representing 20% or more of such issuer’s presently outstanding stock for less than the greater of book or market value of the stock. Indeed, if the transaction was treated as consisting of separate

July 5, 2013

matters, then the Company would not be required to seek stockholder approval for the issuance of Common Stock to the Cohen Buyer because such issuance would not represent an issuance of 20% or more of the Company’s presently outstanding stock.1 Thus, if each of the issuance to Mead Park and the issuance to the Cohen Buyer were treated as separate matters, then the Company would be entitled to omit this portion of the Issuance from the preliminary proxy statement, as it would not be required to seek stockholder approval with regard to this matter.

We note that, in contrast to the NYSE and Nasdaq, the NYSE MKT rules do not require stockholder approval in connection with the issuance of common stock (or of securities convertible into or exercisable for common stock) to related parties. Consequently, Section 713(a) of the NYSE MKT Company Guide constitutes the sole requirement with respect to the Company’s obligation to obtain stockholder approval of the transaction.

Finally, the Company believes that unbundling Proposal Two and presenting the components of the Issuance as separate proposals would potentially confuse stockholders by suggesting that it is possible for one portion of the Issuance to be implemented without implementing the others, irrespective of whether disclosure states that each proposal would be conditioned on the approval of the others.

Based on the above, the Company believes that the individual components of Proposal Two cannot be considered or viewed in isolation, and the Company respectfully submits that stockholders should instead consider the Proposal in its entirety.

5.	We note that certain agreements the Company entered into in connection with the transactions contemplated by the Securities Purchase Agreements are not described in the proxy statement. Please revise to discuss those matters.

Company Response:

The Company has revised the preliminary proxy statement to describe the remaining agreements the Company entered into in connection with the transaction contemplated by the Securities Purchase Agreements: the Preferred Stock Exchange Agreement, the LLC Agreement Amendment, and the Section 382 Rights Agreement.

Background of the Transaction, page 9

6.	Please describe in greater detail throughout this section the purposes of the transactions generally and the reasons why the structure, price and other terms changed during the course of the negotiations. With respect to the structure, for example:

•	Discuss when and why the proposed structure changed from a public tender offer to a sale of common stock by the Company.

[1]	Pursuant to the Issuance, the Company is proposing to issue to the Cohen Buyer 800,000 newly issued shares of Common Stock and up to 1,189,104 shares of Common Stock, representing the Cohen Common Shares and the Cohen Conversion Shares, respectively. Based on the 12,237,104 shares issued and outstanding as of the record date, the issuance of the Cohen Common Shares and the Cohen Conversion Shares to the Cohen Buyer would represent approximately 16.25% of the Company’s presently outstanding Common Stock.

July 5, 2013

•	Explain why participation in the transactions was limited to Mr. Cohen.

Company Response:

The Company has revised the “Background of the Transaction” section of the preliminary proxy statement to describe in greater detail the purposes of the transaction generally and, to the extent the Company’s officers and/or directors know, the reasons why the structure, price and other terms changed during the course of the negotiations. Such revisions include a description of when and why the proposed structure changed from a public tender offer to a sale of Common Stock by the Company and why participation in the transaction was limited to Mr. Cohen.

7.	Identify who at the Company Messrs. DiMaio and Ricciardi contacted on or about February 29, 2012 and which representatives of the Company and Mead Park met to discuss a potential transaction on March 13, 2012. Generally in this section, please describe all material issues discussed during the course of the negotiations and identify the parties involved.

Company Response:

The Company has revised the preliminary proxy statement to identify who at the Company Messrs. DiMaio and Ricciardi contacted on or about February 29, 2012, and which representatives of the Company and Mead Park met to discuss a potential transaction on March 13, 2012. The Company has also revised the “Background of the Transaction” section to describe more particularly the material issues discussed during the course of the negotiations and identify the parties involved.

8.	Describe any relationship or material contacts the Company had with Mr. Ricciardi since August 2011 when he ceased serving as its President.

Company Response:

The Company has revised the “Interest of Certain Persons in Matters to Be Acted Upon” section of the preliminary proxy statement to reflect that, other than communications in connection with Mr. Ricciardi’s forfeiture of certain shares of common stock in October 2011, communications in the ordinary course with Mr. Ricciardi in his capacity as a stockholder of the Company, communications between the Company’s subsidiaries and Mead Park and its affiliates in the ordinary course of their respective businesses, and the communications and relationships described in the “Background of the Transaction” section of the preliminary proxy statement, the Company has not had any relationship or material contact with Mr. Ricciardi since his departure from the Company in August 2011.

9.	Describe the possible transactional structures discussed at the March 13, 2012 and March 27, 2012 meetings.

Company Response:

The Company has revised the preliminary proxy statement to describe in more detail the matters that were discussed at the March 13, 2012 and March 27, 2012 meetings.

July 5, 2013

10.	Describe the financial parameters of the potential transaction discussed at the October 25, 2012 meeting.

Company Response:

The Company has revised the preliminary proxy statement to provide the financial parameters of the potential transaction discussed at the October 25, 2012 meeting.

11.	Provide more details regarding Mr. Cohen’s role. For example:

•

Identify who initiated the discussions regarding Mr. Cohen’s participation in the transactions (including his purchase, new employment agreement and related matters), when these discussions occurred and who participated.

•	Describe Mr. Cohen’s participation in any negotiations with Mead Park both prior to and after formation of the Special Committee.

•	Indicate, and identify if applicable, whether Mr. Cohen obtained independent counsel and/or financial advisors as part of his negotiations.

Company Response:

The Company has revised the preliminary proxy statement to provide more details regarding Mr. Cohen’s role in the transaction. Such revisions include the identification of who initiated the discussions regarding Mr. Cohen’s participation in the transaction, when these discussions occurred and who participated, a description of Mr. Cohen’s participation in any negotiations with Mead Park both prior to and after formation of the Special Committee, and a statement indicating that Mr. Cohen did not obtain independent counsel and/or financial advisors with respect to his participation in the transaction.

12.	Describe the independent directors’ “stated goals” discussed at the March 13, 2013 Special Committee meeting. Also, describe in detail the “extensive discussions” between Mead Park and the Special Committee following the meeting.

Company Response:

The Company has revised the preliminary proxy statement to include a description of the independent directors’ stated goals discussed at the March 13, 2013 Special Committee meeting and a more detailed description of the discussions between Mead Park and the Special Committee following the meeting.

July 5, 2013

13.	Revise the description of the March 22, 2013 meeting to describe in greater detail the new Mead Park terms and indicate why the Special Committee was disinclined to accept them.

Company Response:

The Company has revised the description of the March 22, 2013 meeting to describe in greater detail the new Mead Park terms and indicate why the Special Committee was disinclined to accept them.

14.	Disclose the terms of the Mead Park proposal made at the April 1, 2013 meeting.

Company Response:

While Mead Park did not participate in the April 1, 2013 meeting, the Company has revised the preliminary proxy statement to disclose the terms of the Mead Park proposal discussed at the April 1, 2013 meeting.

15.	Disclose who raised the possibility of a rights offering and why the Special Committee did not want to pursue one.

Company Response:

The Company has revised the preliminary proxy statement to include details as to who raised the possibility of a rights offering and why the Special Committee determined that it was not advisable to pursue one.

16.	Describe the “certain negotiated changes” noted in the first paragraph on page 15.

Company Response:

The Company has revised the preliminary proxy statement to include to describe the “negotiated changes” previously noted in the first paragraph on page 15.

Summary of the Transaction Documents, page 15

17.	You may not qualify this section by reference to the transactional documents or incorporate them by reference. Please revise.

Company Response:

The Company has revised the “Summary of the Transaction” section of the preliminary proxy statement in order to remove the qualifications relating to and incorporation by reference of the transactional documents.

July 5, 2013

Description of the Securities Purchase Agreement, page 15

18.	We note the disclosure on the bottom of page 16 that the proceeds are to be used for general corporate purposes. Please indicate whether there are any intentions to use the proceeds to retire certain of the Company’s 10.50% contingent convertible senior notes due 2027 referred to on page 10.

Company Response:

As noted in the preliminary proxy statement, the Company’s intention is to use the proceeds for general working capital purposes, including investing in its operating businesses. With respect to the 10.50% contingent convertible senior notes due 2027 referred to on page 10 (the “Notes”), in May 2014, the holders of the Notes may exercise their right to require the Company to repurchase up to $8.1 million aggregate principal amount of the Notes. In addition, the Company has the right to redeem the Notes at any time. At this time, the Company does not know whether the holders of the Notes will elect to require the Company to repurchase their Notes in May 2014, nor does the Company currently know whether it will redeem any of the Notes in the future. If any of the holders of the Notes cause the Company to repurchase the Notes in May 2014, or if the Company redeems any of the Notes in the future, at such time, the holders of the Notes would be paid out of the Company’s cash on hand, which may or may not include portions of the capital raised pursuant to the Issuance.

Description of the Voting Agreements, page 18

19.	Please identify the parties to the voting agreements and disclose the amount and type of voting securities held by each.

Company Response:

The Company has revised the “Summary of the Transaction Documents — Description of the Voting Agreements” section of the preliminary proxy statement to identify the parties that have entered into the Voting Agreements with the Company and to disclose the amounts and types of the Company’s voting securities held by such parties.

Description of the Amended and Restated Cohen Employment Agreement, page 18

20.	Please revise to describe the material terms of the new employment agreement in plain English. Also describe how the agreement differs from Mr. Cohen’s prior arrangements.

Company Response:

The Company has revised the “Summary of the Transaction Documents — Description of the Amended and Restated Cohen Employment Agreement” section of the preliminary proxy statement to describe the material terms of the new employment agreement in plain English and to describe the material differences between the terms of the agreement as compared to Mr. Cohen’s prior arrangements.

July 5, 2013

Opinion of Sandler O’Neill, page 20

21.	Please disclose the projections and growth rates provided by senior management that Sandler O’Neill used in preparing its analyses.

Company Response:

The Company did not include a summary of the projections and growth rates provided by senior management that Sandler O’Neill used in preparing its analyses in the preliminary proxy statement based on the Company’s belief that the inclusion of such information could be misleading to many stockholders, without providing any meaningful benefit. This is based on the Company’s belief that inclusion of projections should not be material to an investor’s decision, as well as the Company’s concern that some stockholders may place undue significance on any projections that may be included, notwithstanding any cautionary language that may accompany such projections.

In particular, the Company is concerned that, in light of the very nature of projections and the uncertainties that could affect them, the creation of an impression that these projections are intended to represent future actual results or that stockholders should be giving greater weight to such projections would be misleading. This is especially so in light of current volatile market conditions in the Company’s industry. Furthermore, given the inherent uncertainties associated with projections, the projections for the Company should not, in the Company’s judgment, be material to an investor’s decision to vote on the transaction, which vote, as is typical, will take place several months after the projections were prepared.

Lastly, the Company generally does not, in its normal course of business, provide its investors with projections and growth rates as such projections have a high potential of being misleading as a result of the inherent uncertainty of long-term projections.

For the foregoing reasons, the Company believes that such projections and/or a summary thereof should not be included in the preliminary proxy statement.

22.	Please provide a more detailed description of the analyses performed by Sandler O’Neill. For example:

•	Describe the valuation methods used.

•	Disclose how discount rates were estimated and disclose the significance of the 13.38% discount rate used in the NPV and Pro Forma NPV analyses.

•	Disclose support for the multiples, terminal growth rate and net working capital used in the NPV and Pro Forma NPV analyses.

•	Disclose whether the share price estimates are inclusive of the potential dilutive effects of the convertible notes.

July 5, 2013

Company Response:

The Company has revised the “Opinion of Sandler O’Neill” section of the preliminary proxy statement in order to provide a more detailed description of the analyses performed by Sandler O’Neill. Such revisions include a description of the valuation methods used, disclosure as to how discount rates were estimated and the significance of the 13.38% discount rate used in the NPV and Pro Forma NPV analyses, disclosure supporting the multiples, terminal growth rate and net working capital used in the NPV and Pro Forma NPV analyses, and disclosure as to whether the share price estimates are inclusive of the potential dilutive effects of the convertible notes.

Interest of Certain Persons in Matters to Be Acted Upon, page 30

23.	Please describe the interests in the transactions of each person identified by Item 5 of Schedule 14A. In addition:

•	Briefly describe Mr. Cohen’s new employment agreement.

•	Address the purchase price versus the market value and book value of the common stock.

•	Address the anti-dilution benefits of participating in the transactions.

•	Disclose the “certain thresholds,” “certain circumstances” and “specified threshold” you currently refer to.

Company Response:

The Company has revised the “Interest of Certain Persons in Matters to Be Acted Upon” section of the preliminary proxy statement to describe the interests in the transaction of each person identified by Item 5 of Schedule 14A, to describe Mr. Cohen’s new employment agreement, to address the purchase price versus the market value and book value of the Common Stock, to address the anti-dilution benefits of participating in the transaction, and to disclose with more specificity the terms referenced in your question.

Incorporation by Reference, page 66

24.	Please include the information required by Item 13 of Schedule 14A for the quarterly period ended March 31, 2013.

Company Response:

The Company has revised the preliminary proxy statement to include information required by Item 13 of Schedule 14A for the quarterly period ended March 31, 2013.

July 5, 2013

Annex A-1 and A-2

25.	Please include the disclosure schedules and exhibits.

Company Response:

The Company has revised the preliminary proxy statement to include the disclosure schedules and the exhibits to the Securities Purchase Agreements.

*        *        *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the preliminary proxy statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the preliminary proxy statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (215) 701-9555.

Sincerely,

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer & Treasurer